June 30, 2006

To: The Staff of the U.S. Security and Exchange Commission

From: Sterling Mining Company

Regarding: Amended SEC filings; Form 10, Form 10-K and Form 10-Q

Pursuant to the phone conversation on June 23 between Ryan Milne, Jim Meek and Fred Peck, we present you with the following:

1.	Sterling Mining Company recorded the value of the Chester Mining stock options (hereafter “the Chester options”) at February 4, 2004 by a means other than the fair value determined by the Black Scholes pricing model.

2.	After consultation with our external auditors, with Ryan and after reviewing the Statement of Financial Accounting Standards 107, 123, 133 and other relevant pronouncements, and reviewing the provisions of the Chester Mineral Lease contract, we have concluded that the proper accounting treatment is to record the acquisition of the Chester option with an entry to investment in options and to Common Stock and Additional Paid In Capital. The rationale is that the acquisition of the option was part of “one arrangement” whereby Sterling Mining company acquired mineral rights from Chester Mining Company and gave as consideration $600, the first of the recurring monthly payments and 50,000 shares of common stock, the first of the recurring annual payments. Chester gave as consideration the mineral rights and added the stock options as a “sweetener” to the deal.

3.	Sterling Mining Company has amended the 2004 financial statements to include the Chester option valued at fair value. The amended Form 10 will include this correction of an error. The amended 2005 Form 10-K and amended 2006 Form 10-Q also include financial statements with the corrected balances of retained earnings and additional paid in capital.

4.	Based on the facts stated above and our review of FAS 150 we concluded that the lease agreement and the Chester option did not embody an obligation to purchase the option and create a liability account.

5.	As of December 31, 2004 management and our external auditors concluded that the Chester options were permanently impaired and written down to a fair value of $157,171. The realized loss reported in 2004 earnings increases by $235,120 as a result of our corrected fair value for the Chester options at February 4, 2004.

6.	Our amended filings include restated financial statements, footnote disclosures that reference the Chester option correction, and revised audit reports from our external auditor.

Jim Meek, Chief Financial Officer, Sterling Mining Company

Fred Peck, Accounting Manager, Sterling Mining Company